

February 12, 2013

Via E-Mail
Dina Moskowitz
Chief Executive Officer
SaaSMAX, Inc.
7770 Regents Road, Suite 113-129
San Diego, California 92122

> **Re: SaaSMAX, Inc.**
> **Post-Effective Amendment No. 2 to Form S-1**
> **Filed February 7, 2013**
> **File No. 333-174403**

Dear Ms. Moskowitz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please refer to the comments in our letter dated February 1, 2013 on your Form 8-K filed January 28, 2013. All outstanding comments must be resolved before your registration statement is declared effective.

2.   Given the disclosure in Amendment no. 2 to the Form 8-K filed February 12, 2013, provide us with your analysis as to why you have not disclosed the information required by Item 304(b) of Regulation S-K in the post-effective amendment. In preparing your response, please refer to the last sentence of Instruction 1 of the Instructions to Item 304.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc (by e-mail): Stanley Moskowitz, Esq.
      The Bingham Law Group